Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Notes to the Financial Statements
December 31, 2015 and 2014

1. **Organization and Summary of Significant Accounting Policies**

   Mercantil Commercebank Investment Services, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida. The Company is a wholly owned subsidiary of Mercantil Commercebank, N.A. (the "Bank"), which is beneficially-owned by Mercantil Commercebank Holding Corporation (the "Holding Company"). The Holding Company is a wholly owned subsidiary in the United States of America of Mercantil Servicios Financieros, C.A. ("MSF"). MSF is a corporation domiciled in the Bolivarian Republic of Venezuela.

   The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

   The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 26, 2016, the date when these financial statements were available to be issued.

   The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

   Commissions
   Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Fees
   Fees are derived from investment advisory fees and account administrative services. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value of assets managed during the period. These fees are assessed and collected quarterly. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis.

   Cash and Cash Equivalents
   The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less. Cash and cash equivalents include primarily cash held in firm accounts at the clearing broker and cash held at the Bank.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Notes to the Financial Statements
December 31, 2015 and 2014

Stock Option Plan

The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. The Company determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The market value is determined at the option grant date using the Black-Scholes-Merton method.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

2.   **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

3.   **Related Party Transactions**

Included in the statements of financial condition are amounts with related parties as follows:

		2015		2014
Assets				
Cash and cash equivalents	$	350,824	$	292,318
Receivable from affiliates		289,490		252,768
		640,314		545,086
Liabilities				
Accrued expenses		14,241		184,351
	$	626,073	$	360,735

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Notes to the Financial Statements
December 31, 2015 and 2014

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

Included in the statements of operations are amounts with related parties as follows:

	2015	2014
Expenses		
Fees and services -		
Compliance	$ 742,452	$ 746,382
Wealth management	708,636	730,716
Occupancy and others	167,069	167,073
	$ 1,618,157	$ 1,644,171

During 2015 and 2014, the Company received accounting and certain administrative services performed by the Bank at no charge.

4. **Commitments and Contingencies**

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2022. Rent expense for the years ended December 31, 2015 and 2014 amounted to $166,740. Future minimum lease payments under this agreement as of December 31, 2015 are as follows:

Year Ending	Amount
2016	$ 166,740
2017	166,740
2018	166,740
2019	166,740
2020	166,740
Thereafter	333,480
	$ 1,167,180

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Notes to the Financial Statements
December 31, 2015 and 2014

5. **Fair Value of Financial Instruments**

    The Company's financial instruments at December 31, 2015 and December 31, 2014 consisted of cash and cash equivalents, deposits with clearing broker, and receivables from and payables to third parties and affiliates. The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments.

6. **Employee Benefit Plan**

    The Mercantil Commercebank Holding U.S.A. Retirement Plan (the "Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

    The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least three months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant.

    Beginning January 1st, 2015, the Plan adopted a 401(k) Safe Harbor Matching Contribution amendment to the plan document, which among other things enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants' accounts are vested immediately. Prior to January 1st, 2015, all contributions made by the Company to the participants' accounts vested incrementally in the second through completion of the sixth year of employment.

    During 2015 and 2014 the Company contributed approximately $128,334 and $109,102, respectively to the 401(k) benefit plan in matching contributions.

    The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. MSF determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The Company records its proportionate share of compensations expense based on the amount of expense associated with the Company's employees. There are no outstanding stock option grants during 2015 or 2014, therefore no compensation expense was recorded for this plan during 2015 and 2014.

7. **Income Taxes**

    The Components of the income tax expense for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Current provision		
Federal	$ 2,134,926	$ 2,935,629
State	388,400	486,531
Deferred tax expense/(benefit)	21,868	(42,237)
	$ 2,545,194	$ 3,379,923

9

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Notes to the Financial Statements
December 31, 2015 and 2014

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition, is as follows:

	2015	2014
Tax effect of temporary differences		
Deferred compensation expense	$ 120,464	$ 128,592
Other	(15,837)	(2,097)
	$ 104,627	$ 126,495

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company' current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2015, the Company had no unrecognized tax benefits or associated interest or penalties that needed to be accrued for.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2015 and 2014, the Company had net capital of $1,818,758 and $674,917, respectively, which was $1,718,758 and $574,917, respectively, in excess of its required net capital of $100,000. At December 31, 2015 and 2014, the Company's percentage of aggregate indebtedness to net capital was 71.84% and 193.30%, respectively.